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                              July 27, 2022

       Guy Pirotsky
       President and Chief Executive Officer
       Natics Corp.
       App 6, Yehuda Gorodiski 1
       Rehovot, Israel 7623101

                                                        Re: Natics Corp.
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            Filed July 13, 2022
                                                            File No. 333-265518

       Dear Mr. Pirotsky:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Risk Factors
       Our Director will Continue to Exercise Significant Control over our Operations..., page 11

   1. Your revised disclosure in response to prior comment 2 implies that the director's ownership percentage
increases if less than 25% of shares are sold in this offering. If any shares are sold in this
offering your sole director's ownership percentage will decrease compared to the current
100% ownership. Please revise to clarify that if less than 25% of shares are sold,
management will have majority ownership in the company. In addition, similarly clarify the
heading for this risk factor.
 Guy Pirotsky
FirstName  LastNameGuy Pirotsky
Natics Corp.
Comapany
July       NameNatics Corp.
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
General

2. We note your response to comment 11 stating that you do not believe the Company can be
         classified as having    no or nominal operations.    Notwithstanding
such belief, and given
         what appear to be only nominal assets reflected on the Company's balance sheet and your limited operations since inception, please disclose that you may be deemed a shell company and add a risk factor that highlights the consequences of shell company status.
       You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Guy Pirotsky